UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)
Savings & Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Index
December 31, 2007 and 2006

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
New York, NY
June 26, 2008

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value (see Note 4)	$125,305,660	$122,054,044

Receivables
Employer’s contribution	145,463	1,253,839
Participants’ contributions	235,900	18,103

Total receivables	381,363	1,271,942

Total assets	125,687,023	123,325,986

Liabilities
Refundable contributions	—	69,997

Total liabilities	—	69,997

Net assets available for benefits at fair value	125,687,023	123,255,989
Adjustment from fair value to contract value for fully benefit -responsive investment contracts	683,192	504,195

Net assets available for benefits	$126,370,215	$123,760,184

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments (see Note 4)	$(10,262,498)
Dividends	1,881,995
Interest income, investments	363,358
Interest income, participant’s loans	294,972

(7,722,173)

Contributions
Participant	13,712,450
Rollovers from external sources	687,925
Employer	6,628,607
Transfers in — other plan (see Note 1)	13,092,762

34,121,744

Total additions	26,399,571

Deductions from net assets attributed to
Benefits paid to participants	23,508,183
Refunded contributions	234,471
Administrative expenses	46,886

Total deductions	23,789,540

Increase in Net Assets	2,610,031

Net assets available for plan benefits
Beginning of year	123,760,184

End of year	$126,370,215

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employee of the Plan Sponsor who have completed 30 days of service. The Plan consists of four contracts, referred to as Employee Group, covering employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Popular Financial Holdings, Inc., Banco Popular North America (“BPNA”), Evertec, Inc. and Banco Popular de Puerto Rico.

Effective January 1, 2007, E-Loan 401(k) Plan was merged into the Plan, resulting in the transfer of $13,092,762 in net assets into the Plan. E-Loan, Inc. is a subsidiary of BPNA.

Effective July 1, 2007, the Plan was amended to provide for complete pass-through to participants of voting rights on shares of common stock of the Plan Sponsor allocated to participant’s accounts in the Plan. The pass-through of voting rights shall apply to voting, subscription and all other rights pertaining to shareholders of Qualifying Employer Securities, and tender or exchange offers for Qualifying Employer Securities.

On December 19, 2007, the Board adopted a resolution to align the differences in the plan provisions of the four contracts in order to combine them into one contract. Currently, the four contracts have different plan provisions related to employer matching contributions, automatic enrollment rate and definition of part time service. The changes mentioned in the resolution will be effective January 1, 2008. The contract consolidation date will be effective April 1, 2008.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Vesting
Years of credit service	Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $15,500 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan. The Plan currently offers 18 investment options for participants that include mutual funds and separate pooled accounts in addition to stock in Popular, Inc. Newly hired employees are automatically enrolled in the Plan and

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
are subject to have between 2% and 4%, depending on the employer group, of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution.

The Plan Sponsor contributes a matching percentage for each elective deferral contribution made by an employee up to a stated percentage of annual compensation depending on Employee Group. The Plan Sponsor may make additional matching contributions in an amount determined by its Board of Directors.

Participants who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions on a before-tax basis (“Catch-Up Contributions”).

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular, Inc. common stock is valued at its quoted market price at December 31, 2007. Non-registered pooled separate accounts managed by Principal Life Insurance Company (“PLIC”) are

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
valued daily based on the market value of the underlying assets in each separate account. The Plan’s interest in the single group annuity contract is valued based on information reported by the issuing insurance company.

Investment income

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation or depreciation in the fair value of investments is a combination of net realized gains (losses) and the unrealized appreciation (depreciation) on the market value of investments remaining in the Plan in 2007. The weighted average cost basis is used when computing realized gain or loss. Dividends are recorded on the ex-dividend date.

Administrative expenses

Legal and other administrative expenses except for loan fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals reduce contributions otherwise due from the Plan Sponsor. At December 31, 2007, forfeited non-vested accounts totaled $163,816 and were included in the Plan’s assets. At December 31, 2006, forfeited non-vested accounts totaled $255,272. During 2007 and 2006, forfeitures applied to reduce employer contributions totaled $1,241,758 and $1,601,468, respectively.

Refundable contributions

Refundable contributions represent excess contributions that arose as a result of failing non-discrimination tests which are prepared in accordance with IRS Regulations. During 2007, the Plan refunded $304,468 related to 2006 of which $69,997 was accrued at December 31, 2006. There were no refundable contributions for 2007 as the Plan passed the non-discrimination tests.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

As described in the Financial accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in a single group annuity contract with a fixed rate of interest. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the annuity contract as well as the adjustment of the investment in the annuity contract from fair value to contract value relating to the investment contract. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework of measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt the provisions of SFAS 157 in 2008. The Plan is still in the process of evaluating the potential impact, if any, to the Plan’s financial statements.

3.	Investment Contract with Insurance Company

The Plan offered the Principal Fixed Income Option 401a Option (PFIO) as a stable value investment option available to plan participants. PFIO is a benefit-responsive group annuity contract issued by PLIC. The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:
a.	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

b.	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

c.	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed interest Rate for the Guaranteed Interest Fund for the Deposit Period.
Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not effect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a Stable Value fund. As a result, the average yield earned by the plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate
January 1, 2007 – June 30, 2007	3.25%
July 1, 2007 – December 31, 2007	3.10%
By definition, the PFIO group annuity contract is an insurance contract. As a result, the plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:
•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.
Benefit Payments are deducted from the value of the Guaranteed Interest Funds, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market condition are such that it is determined that they will not allow for the orderly transfer or sale of financials instruments, up to an additional 30 days may be required to make such payments or transfers.

If the plan sponsor wishes to terminate the plan’s interest, the value of the plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee. In addition, the plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
4.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2007			December 31, 2006
	Shares/Unit	Fair Value		Shares/Unit	Fair Value
PIMCO Total Return ADM Fund	722,740	$7,726,091	*	602,696	$6,255,981	*
Fidelity Adv Small CAP Fund	148,970	3,579,746		76,515	1,694,048
Capital R and M AM FDS Growth Fund	226,505	7,592,441		160,306	5,201,935
Principal Money Market SEP Account	57	2,788		12	560
Principal Lifetime 2010 SEP Account	145,328	2,207,673		125,221	1,846,574
Principal Lifetime 2020 SEP Account	616,276	9,902,387	*	591,069	9,075,688	*
Principal Lifetime 2030 SEP Account	161,294	2,630,705		71,371	1,101,926
Principal Lifetime 2040 SEP Account	102,115	1,663,449		43,307	663,295
Principal Lifetime 2050 SEP Account	323,738	5,246,927		356,465	5,423,557
Principal Lifetime STR INC SEP Account	37,571	532,268		40,237	563,568
Fidelity MDCP Growth II SEP Account	159,423	6,504,589	*	175,944	7,087,152	*
Principal Large Company Value SEP Account	320,038	9,112,349	*	259,411	7,418,811	*
Principal Small Company Value SEP Account	65,320	2,592,191		73,648	3,155,597
Neuberger Berman Midcap Value SEP Account	179,349	3,149,387		129,090	2,323,166
Principal Large Cap Stock Index SEP Account	143,071	8,420,805	*	124,332	6,948,369	*
Principal Diversified International SEP Account	166,934	11,240,377		92,133	5,352,612
Principal US Property SEP Account	5,836	3,761,533		3,261	1,803,782
Principal Fixed Income 401(A)/(K)	974,097	12,980,639	*	741,706	9,579,743	*
Popular Inc. Common Stock	2,139,352	22,677,135	*	2,379,690	42,715,428	*

		121,523,480			118,211,792
Participant Loans		3,782,180			3,842,252

Total		$125,305,660			$122,054,044

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($10,262,498) as follows:

Mutual funds and pooled separate accounts	$4,367,063
Common stock	(14,629,561)

$(10,262,498)

The net depreciation in fair value of investments includes the adjustment from fair value to contract value for fully benefit-responsive investment contract of $683,192.
5.	Income Taxes

The Popular, Inc. U.S.A. 401(k) Savings & Investment Plan received a favorable determination letter from the Internal Revenue Service, dated January 31, 2008, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC).

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
6.	Related Party Transactions

Certain Plan investments are shares of mutual funds and pooled separate accounts managed by PLIC. Principal Trust Company, an affiliate of PLIC, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for administrative services amounted to $90,000 for the year ended December 31, 2007.

7.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (“the rights offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) non-transferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 19, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407 (d) (1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407 (d) (5), the grant of the Rights to the Plan would violate ERISA Section 406 (a) (1) (E) and Section 407 (a) (1) unless an exemption is issued.

The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock. Popular, Inc. has filed a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408 (e) of ERISA which would apply to the Plan.

The DOL still has the exemption request application under review and has not issued a final written determination letter nor have formally advised in writing of their position with regard to the exercise of the stock purchase right by the Plan.

8.	Rescission Offer

On October 22, 2007, Popular, Inc. filed a registration statement with the Securities and Exchange Commission pursuant to which Popular, Inc. offered to repurchase from current and former participants in the Popular, Inc. USA 401(k) Savings and Investment Plan any unregistered shares of Popular common stock purchased by the trustee on behalf of plan participants during the period from August 9, 2006 through August 8, 2007. In accordance with participants’ acceptance of the rescission offer, the Plan remitted 224,745 shares to Popular in exchange for payments by Popular of $4,235,035, which were allocated by the trustee to the respective participant accounts. An additional 2,438 shares were delivered by former Plan participants who had received an in-kind distribution of Popular common stock in exchange for direct payments by Popular of $43,206.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
9.	Subsequent Event

Between March, 2007 and January, 2008, various of the Plan’s employers carried out a series of independent terminations of certain employee groups. Although each instance does not constitute a partial termination of the Plan, the Plan Administrator is analyzing whether all of those terminations combined constitute a partial termination of the Plan. Some of the forfeitures of employer contributions resulting from these terminations were used to reduce employer contributions to the Plan. If the Plan Administrator determines that a partial plan termination has occurred, such used forfeitures will be restored to the Plan by the employers.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Exhibit I

				(e) Current
(a)	(b) Identity of Issue	(c ) Description of investment	(d) cost **	Value
	PIMCO Total Return ADM Fund	mutual fund		$7,726,091
	Fidelity Adv Small CAP Fund	mutual fund		3,579,746
	Capital R and M AM FDS Growth Fund	mutual fund		7,592,441
*	Principal Money Market SEP Account	pooled separate account		2,788
*	Principal Lifetime 2010 SEP Account	pooled separate account		2,207,673
*	Principal Lifetime 2020 SEP Account	pooled separate account		9,902,387
*	Principal Lifetime 2030 SEP Account	pooled separate account		2,630,705
*	Principal Lifetime 2040 SEP Account	pooled separate account		1,663,449
*	Principal Lifetime 2050 SEP Account	pooled separate account		5,246,927
*	Principal Lifetime STR INC SEP Account	pooled separate account		532,268
	Fidelity MDCP Growth II SEP Account	pooled separate account		6,504,589
*	Principal Large Company Value SEP Account	pooled separate account		9,112,349
*	Principal Small Company Value SEP Account	pooled separate account		2,592,191
	Neuberger Berman Midcap Value SEP Account	pooled separate account		3,149,387
*	Principal Large Cap Stock Index SEP Account	pooled separate account		8,420,805
*	Principal Diversified International SEP Account	pooled separate account		11,240,377
*	Principal US Property SEP Account	pooled separate account		3,761,533
*	Principal Fixed Income 401(A)/(K)	insurance contract		12,980,639
*	Popular Inc. Common Stock	common stock		22,677,135
*	Participant Loans (Interest rates range between 4% and 11%)			3,782,180

	Total			$125,305,660

*	Party in interest to the Plan.

**	Cost information is not required for participant directed funds.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN (Registrant)
Date: June 26, 2008	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative